October 11, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:      John Cash

Branch Chief

Division of Corporation Finance

Re:         American Locker Group Incorporated

Form 10-K for the year ended December 31, 2012, filed April 1, 2013

Form 10-K/A for the year ended December 31, 2012, filed April 9, 2013

File No. 0-439

Dear Mr. Cash:

On behalf of American Locker Group Incorporated (the “Company”), I have reviewed your comment letter dated October 1, 2013 regarding the above-referenced filing and am submitting this letter to you in response.

For your convenience, I have restated your comments in italics.

Form 10-K/A for the period ended December 31, 2013

Exhibits 31.1 and 31.2

1.

We note that paragraph one of the certification required by Exchange Act Rule 13a-14(a) identifies your previously filed Form 10-K, rather than your Form 10-K/A. Please file another Form 10-K/A which includes the entire periodic report and a new, corrected certification.

RESPONSE: The Company will amend its Form 10-K for the year ended December 31, 2012 to provide the corrected certification on or before October 11, 2013

_ _ _ _ _ _ _ _ _

October 9, 2013

In connection with responding to the comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Stephen P. Slay

Stephen P. Slay

Chief Financial Officer

cc:       Anthony Johnston, American Locker Group Incorporated

 Timothy Vaughan, Hallett & Perrin, P.C.